Exhibit 99.2

CollPlant Holdings Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2018

CollPlant Holdings Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2018

TABLE OF CONTENTS

Page
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:
Statements of Financial Position	2
Statements of Comprehensive Loss	3
Statements of Changes in Equity	4-5
Statements of Cash Flows	6
Notes to the Condensed Consolidated Interim Financial Statements	7-10

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COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	Convenience translation into USD
	June 30	June 30	December 31
	2018	2018	2017
	USD in thousands	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	2,565	9,363	17,817
Accounts receivables:
Trade receivables	423	1,544	354
Other	587	2,144	3,543
Inventory	642	2,345	700
	4,217	15,396	22,414
Non-current assets:
Restricted deposit	145	530	503
Long-term receivables	43	157	92
Property and equipment, net	1,480	5,402	3,582
Intangible assets, net	373	1,363	1,454
	2,041	7,452	5,631
TOTAL ASSETS	6,258	22,848	28,045

Liabilities and equity
Current liabilities -
Accounts payable:
Trade payables	643	2,350	2,922
Accrued liabilities and other	425	1,550	1,996
	1,068	3,900	4,918
Non-current liabilities
Debentures at fair value	-	-	12,639
Warrants at fair value	1,267	4,625	-
Derivatives	23	84	141
Royalties to the Israel Innovation Authority	299	1,092	1,203
Loan	58	210	-
Long-term payables	-	-	61
	1,647	6,011	14,044
Total liabilities	2,715	9,911	18,962

Equity:
Ordinary shares	1,405	5,128	4,998
Additional paid in capital and warrants	52,839	192,868	178,467
Accumulated deficit	(50,701)	(185,059)	(174,382)
TOTAL EQUITY	3,543	12,937	9,083
TOTAL LIABILITIES AND EQUITY	6,258	22,848	28,045

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Convenience translation into USD
	Six months ended June 30	Three months ended June 30	Six months ended June 30		Three months ended June 30
	2018	2018	2017	2018	2017	2018
	USD in thousands		NIS in thousands
Revenue	392	170	453	1,432	201	653
Cost of Revenue	89	65	-	324	-	238
Gross Profit	303	105	453	1,108	201	415

Operating costs and expenses:
Research and development expenses, net:	1,863	591	8,340	6,802	4,298	2,335
General, administrative and marketing expenses	1,792	812	2,930	6,539	1,589	3,094
Total operating costs and expenses:	3,655	1,403	11,270	13,341	5,887	5,429
Operating loss	3,352	1,298	10,817	12,233	5,686	5,014
Financial income	(128)	(18)	-	(469)	-	(82)
Financial expenses	289	173	220	1,054	159	646
Financial expenses, net	161	155	220	585	159	564
Comprehensive loss	3,513	1,453	11,037	12,818	5,845	5,578
Basic and diluted loss per ordinary share (NIS/USD)	0.02	0.01	0.09	0.06	0.04	0.03
Weighted average ordinary shares outstanding	206,884,141	217,428,969	124,504,278	206,884,141	130,598,626	217,428,969

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Ordinary shares	Additional paid-in capital and warrants	Accumulated deficit	Total equity
	Convenience translation into USD in thousands

BALANCE AS AT JANUARY 1, 2018	1,369	48,895	(47,776)	2,488
CHANGES IN THE SIX MONTH PERIOD ENDED JUNE 30, 2018:
Comprehensive loss			(3,513)	(3,513)
Share-based compensation			588	588
Conversion of Debentures to Prepaid warrants		3,482		3,482
Issue of shares, net of issue expenses of USD 96 thousand	36	462		498
BALANCE AT JUNE 30, 2018	1,405	52,839	(50,701)	3,543

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Ordinary shares	Additional paid-in capital and warrants	Accumulated deficit	Total equity
	NIS in thousands

BALANCE AS AT JANUARY 1, 2018	4,998	178,467	(174,382)	9,083
CHANGES IN THE SIX MONTH PERIOD ENDED JUNE 30, 2018:
Comprehensive loss			(12,818)	(12,818)
Share-based compensation			2,141	2,141
Conversion of Debentures to Prepaid warrants		12,708		12,708
Issue of shares, net of issue expenses of NIS 350 thousand	130	1,693		1,823
BALANCE AT JUNE 30, 2018	5,128	192,868	(185,059)	12,937

BALANCE AS AT JANUARY 1, 2017	3,207	159,864	(157,911)	5,160
CHANGES IN THE SIX MONTH PERIOD ENDED JUNE 30, 2017:
Comprehensive loss			(11,037)	(11,037)
Share-based compensation			1,056	1,056
Issue of shares and warrants, net of issue expenses of NIS 404 thousand	635	6,153		6,788
Exercise of warrants into shares	302	3,316		3,618
BALANCE AT JUNE 30, 2017	4,144	169,333	(167,892)	5,585

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Convenience translation into USD
	Six months ended June 30
	2018	2017	2018
	USD in thousands	NIS in thousands
Cash flows used in operating activities:
Comprehensive loss for the period	(3,513)	(11,037)	(12,818)
Adjustments for:
Depreciation and amortization	164	601	600
Share-based compensation to employees and consultants	588	1,056	2,141
Changes in fair market value of services received through the Alpha Agreement	419	-	1,530
Recognition of unrecognized day one loss	119	-	433
Exchange differences on cash and cash equivalents	(16)	75	(59)
Loss from changes in fair value of financial instruments	161	-	589
Exchange differences on restricted cash	(7)	50	(27)
	(2,085)	(9,255)	(7,611)
Changes in operating asset and liability items:
Increase in trade receivables	(326)	-	(1,190)
Increase in inventory	(451)	(63)	(1,645)
Decrease (increase) in other receivables (including long-term receivables)	(54)	2,757	(196)
Decrease) in trade payables (including long-term payables)	(139)	(2,998)	(507)
Decrease (increase) in accrued liabilities and other payables	(122)	169	(446)
Increase (decrease) in royalties to the IIA	(30)	(26)	(111)
	(1,122)	(161)	(4,095)
Net cash used in operating activities	(3,207)	(9,416)	(11,706)
Cash flows from investing activities:
Purchase of property and equipment	(638)	(45)	(2,329)
Net cash used in investing activities	(638)	(45)	(2,329)
Cash flows from financing activities:
Proceeds from issue of shares and warrants, net of issue expenses	1,490	6,788	5,438
Exercise of warrants into shares	-	3,618	-
Loan received	58	-	210
Payments made for equipment on financing terms	(35)	(127)	(126)
Net cash provided by financing activities	1,513	10,279	5,522
Increase (Decrease) in cash and cash equivalents	(2,332)	818	(8,513)
Cash and cash equivalents at the beginning of the period	4,881	3,797	17,817
Exchange differences on cash and cash equivalents	16	(75)	59
Cash and cash equivalents at the end of the period	2,565	4,540	9,363
Non-cash investing activities:
Conversion of Debentures to pre-paid warrant	3,482		12,708

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

COLLPLANT HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

Note 1 - General:

A.	CollPlant Holdings Ltd. is a regenerative medicine company focused on developing and commercializing tissue repair products, initially for three-dimensional bio-printing of tissues and organs, aesthetics, orthobiologics, and advanced wound care markets. CollPlant’s products are based on its rhCollagen, a form of human collagen produced with CollPlant’s proprietary plant-based genetic engineering technology. Two of the Company’s products received during 2016 a CE approval that enables their marketing in Europe. The Company commenced marketing of the said products.

The Company operates through CollPlant Ltd., a wholly-owned subsidiary (CollPlant Holdings Limited and CollPlant Ltd. will be referred to hereinafter as "the Company" and "CollPlant", respectively).

B.	The Company's plans for the following twelve months include continuing to focus on the 3D bio-printing of tissues and organs, aesthetics, orthopedics and advanced wound healing. The plan includes the following: (i) expanding the Company’s 3D bio-printing presence and pursuing joint ventures to position CollPlant’s bioink as a key component in the field of 3D bioprinting, (ii) developing the next generation of dermal fillers, (iii) increasing the sales in Europe of VergenixFG, a product for the treatment of chronic and surgical wounds, and (iv) increasing the sales of VergenixSTR, a product for the treatment of tendinopathy, under an exclusive distribution agreement with Arthrex for its distribution in Europe, the Middle-East, India and certain African countries.

The Company plans to continue research and development, production and marketing in the following twelve months, supported by funding sources that include the Company’s cash balances, the Israel Innovation Authority (“IIA”) grants and proceeds from a financing in the total amount of $1.25 million (see note 7).

Based on its current cash resources and commitments, the Company believes it will be able to maintain its current planned development, manufacturing and marketing activities and the corresponding level of expenditures for at least the next 12 months, although no assurance can be given that it will not need additional funds prior to such time. However, if there are unexpected increases in sales, general and administrative expenses or research and development expenses, the Company will need to seek additional financing.

C.	Convenience translation into U.S. dollars ("dollars", "USD" or "$")

For the convenience of the reader, the reported New Israeli Shekel ("NIS") amounts as of June 30, 2018 and for the six and three months ended June 30, 2018 have been translated into dollars, at the representative rate of exchange on June 30, 2018 (USD 1 = NIS 3.65). The dollar amounts presented in these condensed consolidated interim financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

D.	Approval of financial statements

These condensed financial statements were approved by the board of directors on September 20, 2018.

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COLLPLANT HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 - Basis of presentation:

A.	General

The Company’s condensed consolidated interim financial statements as of June 30, 2018 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB"). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2017 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

B.	Estimates

Preparation of interim financial statements requires the Company's management to exercise judgment and requires the use of accounting estimates and assumptions that affect the application of the Company's accounting policies and the amounts of the reported assets, liabilities, income and expenses. Actual results may differ from these estimates.

When preparing these interim financial statements, significant judgments used by the management when applying the Company's accounting policies and the uncertainty in the principal assumptions underlying the estimates were similar to those in the Company's annual financial statements for the year ended December 31, 2017.

Note 3 - Significant Accounting Policies

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2017 and for the year then ended.

A.	Amendments to existing standards which become effective since 2018:

1)	International Financial Reporting Standard 15 “Revenues from Contracts with Customers” (“IFRS 15”):

IFRS 15 replaces the directives on the subject of recognizing revenues that previously existed under International Financial Reporting Standards and introduces a new revenue model from customer contracts.

The core principle of IFRS 15 is that revenues from contracts with customers must be recognized in a way that reflects the transfer of control of goods or services supplied to customers in the framework of the contracts by amounts which reflect the proceeds that the entity expects that it will be entitled to receive for those goods or services.

IFRS 15 sets forth a single model for recognizing revenues, according to which the entity will recognize revenues according to the said core principle by implementing five stages:

(1)	Identifying the contract(s) with the customer.

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COLLPLANT HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(2)	Identifying the separate performance obligations in the contract.

(3)	Determining the transaction price.

(4)	Allocating the transaction price to separate performance obligations in the contract.

(5)	Recognizing revenue when (or as) each of the performance obligations is satisfied.

The Company has applied IFRS 15 using the modified retrospective approach starting on January 1, 2018, in accordance with the transitional directive, which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of equity of initial application.

The initial implementation of IFRS 15 did not have a material effect on the consolidated financial statements of the Company.

2)	International Financial Reporting Standard 9 “Financial Instruments” (“IFRS 9”):

IFRS 9 deals with the classification, measurement and recognition of financial assets and financial liabilities. The full version of IFRS 9 was published in July 2014. This Standard replaces the present existing directives in International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) regarding the classification and measurement of financial instruments. IFRS 9 leaves the measurement model connected with measuring financial assets, but simplifies it and sets forth three main categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification is based on the business model of the entity and on characteristics of the contractual cash flows of the financial asset. Investments in capital instruments will be measured at fair value through profit or loss. Nevertheless, the entity’s management can choose, on the date of initial recognition, irrevocably, to present the changes in fair value of an investment in a capital instrument in other comprehensive income, without recycling them to profit or loss.

The Standard presents a new model for an impairment of financial instruments, based on the Expected Credit Loss Model. This model replaces the existing model in IAS 39, which is based on the Incurred Loss Model. The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at fair value in other comprehensive income and contract assets under IFRS 15 Revenue from Contracts with Customers. The new model, may result in an earlier recognition of credit losses.

Regarding classification and measurement of financial liabilities, there were no changes, excluding the recognition of changes in the fair value of liabilities designated to the fair value through “profit or loss” category, resulting from the entity’s own credit risk, in other comprehensive income.

The Company has applied IFRS 9 retroactively starting on January 1, 2018, in accordance with the transitional directive, which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of equity of initial application.

The initial implementation of IFRS 9 did not have a material effect on the consolidated financial statements of the Company.

COLLPLANT HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

B.	Standards which are not yet effective and have not been early adopted by the Group:

IFRS 16 “Leases” (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 “Leases” which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 “Leases”.

IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of lease assets separately from interest on lease liabilities in the statements of comprehensive loss. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15 “Revenue from Contracts with Customers” is also applied. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

Note 4 - FINANCIAL INSTRUMENTS

The Company’s financial liability at fair value through profit or loss is the obligation for warrants and anti-dilution derivatives.

The following table presents the Company’s financial liabilities measured at fair value, net of unrecognized day 1 loss:

June 30,
2018
NIS in thousands
Fair value of convertible warrants	7,194
Unrecognized Day 1 Loss	(2,568)
Warrants, net	4,626

NOTE 5 - Equity:

A.	On January 14, 2018, the Company’s shareholders approved (i) the grant of 3,750,000 options to purchase 3,750,000 ordinary shares to Yehiel Tal, the chief executive officer, (ii) the grant of 650,000 options to purchase 650,000 ordinary shares to Adi Goldin, a director and former chairman, (iii) the grant to each of the directors, Abraham Havron, David Tsur and Scott Burell, of 500,000 options to purchase 500,000 ordinary shares, (iv) the grant to each of Gili Hart, external director, and Elan Penn, external director, of 500,000 options to purchase 500,000 ordinary shares, and (v) the annual and attendance compensation to David Tsur, in accordance with the fixed amounts in accordance with the Companies Law. Following their approval, each of the foregoing options may be exercised at a price per option of NIS 0.58 and the options will vest over four years, in which one quarter will vest one year after the grant date and the remaining balance will vest in equal parts at the end of each subsequent quarter.

B.	On January 18, 2018, the Company signed Security Purchase Agreements for the purchase and sale, in a private placement, of an aggregate of 4,344,340 ordinary shares for an aggregate of NIS 2.2 million to the following three investors as follows: (i) Alpha entered into a Security Purchase Agreement for the purchase of 1,275,340 ordinary shares for NIS 638 thousands; (ii) an investor entered into a Security Purchase Agreement for the purchase of 2,046,000 ordinary shares for NIS 1 million; and (iii) Docor International BV entered into a Security Purchase Agreement for the purchase of 1,023,000 ordinary shares for NIS 511 thousand. Closing occurred on January 25, 2018.

C.

On January 31, 2018, in connection with the Alpha Purchase Agrement signed on September 6, 2017, Debentures in the aggregate principal amount of $3,375,144 were automatically converted into a Pre-Funded Warrant to purchase 39,322,742 ordinary shares represented by 786,455 ADSs.

On April 30, 2018, the Company completed the third closing of the Alpha Purchase Agreement, which resulted in the issuance to Alpha of a pre-paid warrant to purchase 9,921,482 ordinary shares represented by 198,430 ADSs and the Alpha Warrant to purchase up to 49,607,407 ordinary shares represented by 992,149 ADSs, at an exercise price of NIS 36.14 per ADS ($10.28 per ADS), for gross proceeds of $1 million. As the Alpha Warrant includes an anti-dilution protection and other rights, they are classified as financial liabilities measured at fair value through profit or loss at each reporting period.

D.	On March 1, 2018, an extraordinary general meeting of the shareholders of the Company, approved the increase of the authorized share capital of the Company by 250,000,000 ordinary shares to 750,000,000 ordinary shares, par value NIS 0.03 per share.

9

COLLPLANT HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

E.

On March 20, 2018 the board of directors resolved to delist all of Company’s securities from trading on the TASE. In accordance with the Israeli Securities Law and the rules of the TASE, as the Company had four different series of warrants traded on the TASE, in order to effectuate the resolution, the Company was required to enter into an arrangement between the Company, shareholders and the holders of warrants, pursuant to Section 350 of the Israeli Companies Law.

On April 16, 2018, the Company petitioned the District Court of Lod, Israel, or the Court, to approve the convening of a shareholders’ meeting and meetings of holders of Series I Warrants and Series K Warrants, in order to approve an arrangement for the delisting of all of Company securities from TASE and the reduction of the exercise price of Series I and Series K Warrants to NIS 0.4 each, or the Arrangement. The holders of Series G Warrants and Series H Warrants were not part to the Arrangement as such warrants expire before the expected date of the delisting of the Company’s securities from the TASE. On July 29 2018, the Court approved the Arrangement, following its approval by the different meetings of shareholders and holders of Series I and Series K Warrants. The last date of trading of the ordinary shares, Series I Warrants and Series K Warrants on the TASE will be on October 29, 2018.

F.	On July 11, 2018, following the Company's board of directors and shareholders’ approval, the Company issued to Alpha a pre-paid warrant to purchase 1,060,000 ordinary shares represented by 21,200 ADSs, in connection with services Alpha provided to the Company. The issuance in fair market value of NIS 492 thousands was accounted as share based compensation and recognized as an expense within “general, administrative and marketing expenses” in the statements of comprehensive loss.

NOTE 6 - REVENUES

A.	Revenues by geographical area (based on the location of customers):

	Six months ended June 30		Three months ended June 30
	2017	2018	2017	2018
	NIS in thousands		NIS in thousands
United states and Canada	36	1,129	36	472

Europe	417	303	165	181

Total	453	1,432	201	653

B.	Major customers

Set forth below is a breakdown of Company's revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain period):

	Six months ended June 30		Three months ended June 30
	2017	2018	2017	2018
	NIS in thousands		NIS in thousands
Customer A	-	933	-	326

Customer B	297	213	94	156

Customer C	120	65	71	-

Customer D	-	141	-	141

NOTE 7 - SUBSEQUENT EVENT:

On July 26, 2018, the Company entered into a Securities Purchase Agreement with an investor, pursuant to which the Company issued on July 31, 2018, in a private placement, 11,125,000 ordinary shares for an aggregate purchase price of NIS 4,561,250 (approximately $1.25 million).

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